Exhibit 99.63

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2023 and 2022

(expressed in Canadian dollars)

DeFi Technologies Inc. (Formerly Valour Inc.)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

DeFi Technologies Inc. (Formerly Valour Inc.)

DeFi Technologies Inc.

(Formerly Valour Inc.)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Note	September 30, 2023	December 31, 2022
		$	$
Assets
Current
Cash and cash equivalents	16	2,144,478	4,906,165
Amounts receivable	4,16	6,125	67,102
Public investments, at fair value through profit and loss	3,16	-	17,227
Prepaid expenses	5	417,276	564,742
Digital assets	6,16	104,613,517	106,582,076
Digital assets loaned	6	60,877,229	-
Digital assets staked	6	13,175,343	-
Total current assets		181,233,968	112,137,312

Private investments, at fair value through profit and loss	3,16,19	41,307,894	43,505,269
Digital assets	6	43,920	53,358
Equipment		10,917	20,623
Right of use assets		-	1,917,174
Intangible assets	7	4,052,463	5,581,188
Goodwill		46,712,027	46,712,027
Total assets		273,361,189	209,926,951
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8,16,19	6,699,498	5,822,379
Loans payable	9,16	56,718,091	52,821,600
ETP holders payable	10,16	179,148,481	105,740,627
Total current liabilities		242,566,070	164,384,606
Non-current liabilities
Lease liabilities		-	1,709,911
Total liabilities		242,566,070	166,094,517
Shareholders’ equity
Common shares	14(b)(c)	167,708,003	166,151,401
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	15	25,158,931	27,909,984
Accumulated other comprehensive income		(3,099,059)	(2,996,218)
Non-controlling interest		1,179	-
Deficit		(163,295,286)	(151,554,084)
Total equity		30,795,119	43,832,434
Total liabilities and equity		273,361,189	209,926,951
Nature of operations and going concern	1
Commitments and contingencies	20
Subsequent event	22

Approved on behalf of the Board of Directors:

“Olivier Roussy Newton”	“Stefan Hascoet”
Director	Director

DeFi Technologies Inc.

(Formerly Valour Inc.)

Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss)

(Expressed in Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
		$	$	$	$
Revenues
Realized and net change in unrealized gains and (losses) on digital assets	11	(13,186,005)	5,905,183	45,666,208	(280,297,199)
Realized and net change in unrealized gains and (losses) on ETP payables	12	16,105,048	(6,966,869)	(40,424,382)	275,281,221
Realized and unrealized (loss) on derivative assets		-	178,343	-	(419,791)
Staking and lending income		746,871	628,720	2,083,346	4,062,966
Management fees		243,845	268,901	703,538	1,232,302
Node revenue		3,280	20,288	8,256	333,847
Realized (loss) on investments, net	3	(658)	-	(4,683)	(12,077)
Unrealized gain (loss) on investments, net	3	(2,493,106)	234,322	(2,178,244)	(3,338,494)
Interest income		552	26,717	809	54,293
Total revenues		1,419,826	295,605	5,854,848	(3,102,932)
Expenses
Operating, general and administration	13,19	3,246,755	4,842,936	7,118,691	11,733,020
Share based payments	15	387,329	(911)	1,830,209	15,697,391
Depreciation - property, plant and equipment		3,236	3,237	9,709	9,713
Depreciation - right of use assets		-	15,854	-	21,324
Amortization - intangibles	7	509,575	589,290	1,528,725	1,767,868
Finance costs		1,082,576	1,060,483	2,644,105	3,088,692
Transaction costs		164,900	145,917	484,619	925,669
Foreign exchange loss		3,526,454	(548,382)	8,280,483	(289,108)
Total expenses		8,920,825	6,108,424	21,896,541	32,954,569
Income (loss) before other item		(7,500,999)	(5,812,819)	(16,041,693)	(36,057,501)
Loss on settlement of debt		26,389	-	(172,093)	-
Net (loss) for the period		(7,474,610)	(5,812,819)	(16,213,786)	(36,057,501)
Other comprehensive loss
Foreign currency translation gain (loss)		(1,829,345)	(3,198,556)	(102,841)	(4,376,014)
Net (loss) and comprehensive income (loss) for the period		(9,303,955)	(9,011,375)	(16,316,627)	(40,433,515)

Net (loss) attributed to:
Owners of the parent		(7,475,789)	(5,812,819)	(16,214,965)	(36,057,501)
Non-controlling interests		1,179	-	1,179	-
		(7,474,610)	(5,812,819)	(16,213,786)	(36,057,501)
Other comprehensive (loss) attributed to:
Owners of the parent		(9,305,134)	(9,011,375)	(16,317,806)	(40,433,515)
Non-controlling interests		1,179	-	1,179	-
		(9,303,955)	(9,011,375)	(16,316,627)	(40,433,515)
(Loss) per share
Basic		(0.03)	(0.03)	(0.07)	(0.17)
Diluted		(0.03)	(0.03)	(0.07)	(0.17)

Weighted average number of shares outstanding:
Basic		224,661,137	208,896,136	223,084,360	209,108,153
Diluted		224,661,137	208,896,136	223,084,360	209,108,153

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

(Formerly Valour Inc.)

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Nine months ended September 30,
	Note	2023	2022
		$	$
Cash (used in) provided by operations:
Net (loss) for the period		$(16,213,786)	$(36,057,501)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	15	1,830,209	15,697,391
Loss on debt for shares		172,093	-
Interest expense	9	2,644,105	-
Interest paid		(2,644,105)	-
Depreciation - Property, plant & equipment		9,709	9,713
Depreciation - right of use assets		-	-
Amortization - Intangible asset	7	1,528,725	1,767,868
Realized loss on investments, net		4,683	12,077
Unrealized loss (gain) on investments, net		2,178,244	3,338,494
Realized and net change in unrealized (gains) and loss on digital assets	11	(45,666,208)	280,297,199
Realized and net change in unrealized (gains) and loss on ETP	12	40,424,382	(275,281,221)
Realized and unrealized loss of derivative assets		-	419,791
Staking and lending income		(2,083,346)	(4,062,966)
Node revenue		(8,256)	(333,847)
Management fees		(703,538)	(1,232,302)
Unrealized loss (gain) on foreign exchange		(342,028)	(6,131,088)
		(18,869,117)	(21,556,392)
Adjustment for:
Purchase of digital assets		(88,193,590)	(228,021,507)
Disposal of digital assets		64,269,115	189,843,465
Purchase of investments		-	(34,649,658)
Disposal of investments		12,407	28,248
Change in amounts receivable		60,977	(111,011)
Change in prepaid expenses and deposits		147,418	440,160
Change in accounts payable and accrued liabilities		2,533,457	808,416
Net cash (used in) operating activities		(40,039,333)	(93,218,279)
Financing activities
Proceeds from ETP holders		150,736,395	242,378,583
Payments to ETP holders		(117,547,052)	(196,516,517)
Loan Payable		4,260,870	54,803,331
Proceeds from exercise of warrants	15	-	647,284
Proceeds from exercise of options	15	-	45,000
Shares repurchased pursuant to NCIB		-	(13,154,570)
Net cash provided by financing activities		37,450,213	88,203,112

Effect of exchange rate changes on cash and cash equivalents		(172,567)	509,986
Change in cash and cash equivalents		(2,761,687)	(4,505,181)
Cash, beginning of period		4,906,165	9,161,034
Cash and cash equivalents, end of period		$2,144,478	$4,655,853

DeFi Technologies Inc.

(Formerly Valour Inc.)

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Canadian dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Non-controlling interest	Deficit	Total
Balance, December 31, 2022	219,010,501	$166,151,401	4,500,000	$4,321,350	$20,317,312	$6,977,106	$27,453	$588,113	$27,909,984	(2,996,218)	-	(151,554,084)	43,832,433
Shares issued for debt settlement	13,697,095	1,449,103	-	-	-	-	-	-	-	-	-	-	1,449,103
Warrants expired	-	-	-	-	-	-	-	(423,261)	(423,261)	-	-	423,261	-
Options cancelled	-	-	-	-	(4,050,502)	-	-	-	(4,050,502)	-	-	4,050,502	-
DSU exercised	500,000	107,500	-	-	-	(107,500)	-	-	(107,500)	-	-	-	-
Share-based payments	-	-	-	-	321,541	1,508,667	-	-	1,830,209	-	-	-	1,830,209
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	(102,841)	1,179	(16,214,965)	(16,316,627)
Balance, September 30, 2023	233,207,596	$167,708,004	4,500,000	$4,321,350	$16,588,351	$8,378,273	$27,453	$164,852	$25,158,930	$(3,099,059)	$1,179	$(163,295,285)	$30,795,119

Balance, December 31, 2021	211,102,552	$163,265,466	4,500,000	$4,321,350	$18,232,675	$7,051,948	$27,453	$585,986	25,898,062	$241,064	$-	$(101,944,546)	$91,781,396
Shares issued for debt settlement	138,767	296,160	-	-	-	-	-	-	-	-	-	-	296,160
NCIB	8,560,100	(6,743,038)	-	-	-	-	-	-	-	-	-	(6,411,536)	(13,154,574)
Warrants exercised	3,714,917	647,285	-	-	-	-	-	(136,447)	(136,447)	-	-	-	647,285
Value of warrants exercised	-	136,447	-	-	-	-	-	-	-	-	-	-	-
Warrants expired	-	-	-	-	-	-	-	(33,352)	(33,352)	-	-	33,352	-
Option exercised	500,000	45,000	-	-	-	-	-	-	-	-	-	-	45,000
Value of options exercised	-	39,600	-	-	(39,600)	-	-	-	(39,600)	-	-	-	-
Options cancelled	-	-	(1,826,115)	-	-	-	(1,826,115)	-	-	1,826,115	-
DSU exercised	2,000,000	5,945,000	-	-	-	(5,945,000)	-	-	(5,945,000)	-	-	-	-
DSU cancelled	-	(1,561,646)	-	-	(1,561,646)	-	-	1,561,646	-
Share-based payments	-	-	-	-	8,522,126	7,175,265	-	-	15,697,391	-	-	-	15,697,391
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	(4,376,014)	-	(36,057,501)	(40,433,515)
Balance, September 30, 2022	208,896,136	$163,631,919	4,500,000	$4,321,350	$24,889,086	$6,720,567	$27,453	$416,187	$32,053,293	$(4,134,950)	$-	$(140,992,470)	$54,879,142

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (formerly Valour Inc.) (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at September 30, 2023, the Company has working capital (deficiency) of ($61,332,102) (December 31, 2022 - $(52,247,294), including cash of $2,144,478 (December 31, 2022 - $4,906,165) and for the nine months ended September 30, 2023 had a net loss and comprehensive loss of $16,312,627 (for the nine months ended September 30, 2022 – $40,433,515). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments, digital assets and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2022 and 2021, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on November 14, 2023.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These condensed consolidated interim financial statements of fiscal 2023 comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Valour Inc., DeFi Europe AG, Crypto 21 AB, Valour Management Limited and Valour Digital Securities Limited. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(b)	Basis of consolidation

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(c)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Valour Inc., DeFi Europe AG, Crypto 21 AB, Valour Management Limited and Valour Digital Securities Limited is US Dollars.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets was classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair Value for is determined by taking the price at 17:30 CET from Kraken, Bitstamp, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the Exchange Trade Products (“ETP”). Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

(ii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 3 and 16 for further details.

(iii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 16 for further details.

(iv)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

(v)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vi)	Contingencies (See Note 20 for details)

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 7 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(x)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

(xi)	Control

Significant judgment is involved in the determination whether the Company controls under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	New and future accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2024 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following amendments were adopted by the Company on January 1, 2023. The adoption of these amendments had no significant impact on the Company’s financial statements.

IAS 16, Property, Plant and Equipment - The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use.

IFRS 9 – Financial Instruments - The IASB has issued an amendment to IFRS 9 Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included.

3.	Investments, at fair value through profit and loss

At September 30, 2023, the Company’s investment portfolio consisted of no publicly traded investment and eight private investments for a total estimated fair value of $41,307,894 (December 31, 2022 – one publicly traded investment and eight private investments at a total estimated fair value of $43,522,496).

During the three and nine months ended September 30, 2023, the Company had a realized (losses) of ($658) and ($4,683) and unrealized (losses) of ($2,493,106) and $(2,178,244) (three and nine months ended September 30, 2022 – realized (loss) of ($12,077) and had unrealized gain (losses) of $234,322 and ($3,338,494)) on private and public investments.

Public Investments

At September 30, 2023, the Company had no public investments.

At December 31, 2022, the Company’s one public investment had a total fair value of $17,227.

Public Issuer	Note	Security description	Cost	Value	% of FV
Smart Valor AG		19,000 SDR	150,908	17,227	100.0%
Total public investments			$150,908	$17,227	100.0%

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued)

Private Investments

At September 30, 2023 the Company’s eight private investments had a total fair value of $41,307,894.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$261,605	$1,251,077	3.0%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,185,914	5.3%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	676,067	1.6%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
SEBA Bank AG	(i)	3,906,250 non-voting shares	34,498,750	36,965,000	89.5%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	189,275	0.5%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	40,560	0.1%
Total private investments			$41,155,771	$41,307,894	100.0%

(i) Investments in related party entities (Note 19)

At December 31, 2022, the Company’s eight private investments had a total fair value of $43,505,269.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,473	8.6%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,189,794	5.0%
Earnity Inc.		85,142 preferred shares	130,946	14,991	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	677,268	1.6%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
SEBA Bank AG	(i)	3,906,250 non-voting shares	34,498,750	36,652,500	84.2%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	189,611	0.4%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	40,632	0.1%
Total private investments			$42,016,208	$43,505,269	100.0%

(i) Investments in related party entities (Note 19)

4.	Amounts receivable

	30-Sep-23	31-Dec-22
Other receivable	$6,125	$67,102

5.	Prepaid expenses

	30-Sep-23	31-Dec-22
Prepaid insurance	$78,358	$61,065
Prepaid expenses	338,917	503,677
	$417,276	$564,742

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets

As at September 30, 2023, the Company’s digital assets consisted of the below digital currencies, with a fair value of $178,710,009 (December 31, 2022 - $106,635,434). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the price at 17:30 CET from Kraken, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company’s holdings of digital assets consist of the following:

	September 30, 2023		December 31, 2022
	Quantity	$	Quantity	$
Binance Coin	116.5056	33,968	11.1000	3,678
Bitcoin	2,211.3903	80,213,106	2,126.5130	47,498,630
Ethereum	20,985.2141	47,372,042	21,141.7368	34,333,700
Cardano	45,948,424.5599	15,847,391	36,438,339.0800	12,004,332
Polkadot	1,238,753.6730	6,848,572	931,646.4544	5,407,239
Solana	926,536.11	25,453,015	428,280.68	5,537,534
Shyft	3,916,637.4174	31,798	3,507,575.4684	37,530
Uniswap	170,852.0602	1,031,102	148,734.0602	1,021,542
USDC		(1,022)		1,586
USDT		14,109		14,134
Litcoin	59.3553	5,264	-	-
Doge	105,238.3262	8,807	10,000.0000	914
Cosmos	200.9992	1,941	201.0000	2,531
Avalanche	136,050.4109	1,692,746	48,995.3900	712,745
Matic	7,798.4048	5,528	890.0000	906
Shiba Inu			90,000,000.0000	975
Ripple	37,901.7472	27,164	2,000.0000	919
Enjin	243,660.1546	73,891	10,009.9900	3,180
Tron	55,316.6520	6,664	-	-
Terra Luna	199,970.4286	3	199,195.3600	-
Current		178,666,089		106,582,076
Blocto	264,559.703	4,975	251,424.913	6,737
Boba Network	250,000.00	-	250,000.00	-
Clover	370,000.00	10,058	310,000.00	13,216
Maps	285,713.000	-	285,713.000	-
Mobilecoin	2,855.5045	-	2,855.5045	-
Oxygen	400,000.000	-	400,000.000	-
Pyth	2,500,000.00	-	2,500,000.00	-
Saffron.finance	86.21	1,871	86.21	2,345
Sovryn	15,458.95	2,912	15,458.95	2,342
Wilder World	148,810.00	24,046	148,810.00	28,660
Volmex	2,925,878.0000	58	2,925,878.0000	58
Long-Term		43,920		53,358
Total Digital Assets		178,710,009		106,635,434

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

The continuity of digital assets for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022
Opening balance	$106,635,434	$370,053,740
Digital assets acquired	88,193,590	231,392,840
Digital assets disposed	(64,269,115)	(191,092,048)
Realized (loss) on digital assets	(11,920,713)	(47,595,430)
Digital assets earned from staking, lending and fees	2,091,440	5,955,456
Net change in unrealized gains and losses on digital assets	57,586,921	(275,739,651)
Foregin exchange (loss) gain	392,452	13,660,527
	$178,710,009	$106,635,434

In the normal course of business, the Company enters into open-ended staking and lending arrangements with certain financial institutions, whereby the Company stakes and loans certain digital assets in exchange for interest income payable in the underlying digital asset loaned or staked. The Company can demand the repayment of the loans and accrued interest can be terminated within 5 days notice and staked coins can be returned on a 1 days notice. The digital assets staked and loaned are included in the balance above.

Digital Assets loaned

As of September 30, 2023, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 0.5% to 9.7% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2022, the Company had no digital assets loaned with certain financial institutions.

As of September 30, 2023, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital on loan:
Bitcoin	508.1963	$18,433,655	30%
Ethereum	5,000.0000	11,287,005	19%
Cardano	4,000,000.0000	1,379,581	2%
Polkdot	1,073,835.0000	5,936,803	10%
Solana	847,441.0000	23,280,181	38%
Avalanche	45,009.0000	560,004	1%
Total	5,971,793.1963	$60,877,229	100%

As of September 30, 2023, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value
Digital on loan:
Counterparty A	3.21%	508.1963	$18,433,655
Counterparty B	0.5% to 9.7%	5,971,285.0000	42,443,574
Total		5,971,793.1963	$60,877,229

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

As of September 30, 2023, digital assets loan were concentrated with counterparties as follows:

	Geography	September 30, 2023
Digital on loan:
Counterparty A	United States	30%
Counterparty B	Cayman Islands	70%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of September 30, 2023 and December 31, 2022, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of September 30, 2023, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 3.15% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2022, the Company had no digital assets skated with certain financial institutions.

As of September 30, 2023, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital on staked:
Cardano	38,201,004.7950	13,175,343	100%
Total	38,201,004.7950	$13,175,343	100%

As of September 30, 2023, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value
Digital on staked:
Counterparty C	3.15%	38,201,004.7950	13,175,343
Total		38,201,004.7950	$13,175,343

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

As of September 30, 2023, digital assets staked were concentrated with counterparties as follows:

	Geography	September 30, 2023
Digital on staked:
Counterparty C	Switzerland	100%
Total		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company limits these risks by placing its digital assets staked with open term durations without lockups as a standard for all staking arrangements. The Company also places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of September 30, 2023 and December 31, 2022, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

7.	Intangibles

Cost	Brand Name	Total
Balance, December 31, 2022 and 2021 and September 30, 2023	$42,789,968	$42,789,968

Accumulated Amortization	Brand Name	Total
Balance, December 31, 2021	$(21,065,981)	$(21,065,981)
Amortization	(2,277,443)	(2,277,443)
Impairment loss	(13,865,356)	(13,865,356)
Balance, December 31, 2022	$(37,208,780)	$(37,208,780)
Amortization	(1,528,725)	(1,528,725)
Balance, September 30, 2023	$(38,737,505)	$(38,737,505)

Balance, December 31, 2022	$5,581,188	$5,581,188
Balance, September 30, 2023	$4,052,463	$4,052,463

8.	Accounts payable and accrued liabilities

	30-Sep-23	31-D ec-22
Corporate payables	$6,177,558	$5,747,151
Related party payable (Note 19)	521,940	75,228
	$6,699,498	$5,822,379

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

9.	Loans payable

On January 14, 2022 and January 17, 2022, the Company entered into various loans with a digital asset liquidity provider totaling $46,235,200 (US$37,000,000). On April 4, 2022, the Company entered into a loan with a second digital asset provider for US$5,500,000. In April 2022, the Company partially repaid of one of the loans of $3,500,000, while the remainder of these loans have since been rolled and continue to be outstanding. The Company has spread the loans among two different digital asset liquidity providers to reduce single entity concentration and be able to obtain more competitive rates. As of September 30, 2023, the loan principal of $52,728,000 (US$39,000,000) (December 31, 2022 - $52,821,600 (US$39,000,000)) was outstanding. The loans terms are open term and have interest rates ranging from 6.95% and 7.95% The extended loans are secured with 767.7983 BTC and 12,853.0083 ETH.

One of Company’s digital asset liquidity provider loans payable is held with Genesis Global Capital LLC (“Genesis”). On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan payable is US$6,000,000 and secured with 475 BTC. As at September 30, 2023, the value of the 475 BTC was US$12,743,739 and potential loan loss exposure is US$6,743,739.

On February 3, 2023, the Company entered into a loan agreement with Ridgeside Capital Inc. for an unsecured loan of $260,000 The principal and interest is due on or before August 2, 2023. On July 11, 2023, the Company repayment the loan and outstanding interest of $270,129 by issuing 2,595,521 common shares. A former director of the Company, is also a director of Ridgeside Capital Inc.

On March 23, 2023, the Company entered into a loan agreement with an institutional investment firm that specializes in long-term asset backed financing for secured loan of $4,101,300 (US$3,000,001). The loan is secured by 158.2614 BTC. The Company paid a 1% origination fee to the lender. The Principal is due eighteen months from the closing date. Interest payments of US$24,375 are due quarterly with the first payment due on June 23, 2023. As of September 30, 2023, the loan principal of $4,056,001 (US$3,000,001) was outstanding.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

10.	ETP holders payable

The fair market value of the Company’s ETPs as at September 30, 2023 and December 31, 2022 were as follows:

	30-Sep-23	31-Dec-22
BTC Zero EUR	$7,574,022	$3,063,222
BTC Zero SEK	72,965,307	44,379,551
ETH Zero EUR	1,263,487	120,319
ETH Zero SEK	46,514,581	33,841,456
Polkadot EUR	710	56
Polkadot SEK	6,587,405	5,312,625
Cardano EUR	(1,923)	1,308
Cardano SEK	15,562,781	11,833,732
UNI EUR	100,779	86,714
UNI SEK	928,679	891,459
BNB EUR	669	-
Solana EUR	230,758	12,010
Solana SEK	25,077,652	5,494,963
Avalanche SEK	1,506	872
Avalanche EUR	1,695,857	697,454
Enjin EUR	85,899	2,804
Cosmos EUR	76,338	185
Valour Digital Asset Basket 10 EUR	311,625	790
Valour BTC Carbon Neutral EUR	3,977	1,107
1Valour Bitcoin Physcial Carbon Neutral	77,795	-
1Valour Ethereum Physical Staking	90,576	-
	$179,148,481	$105,740,627

The Company’s ETP certificates are unsecured and trade on the Nordic Growth Market “(NGM”) and / or Germany Borse Frankfurt Zertifikate AG. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is always to hedge 100% of the market risk by holding the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

11.	Realized and net change in unrealized gains and (losses) on digital assets

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Realized gain/ (loss) on digital assets	$3,024,573	$(202,146,097)	(11,322,735)	$(236,120,171)
Unrealized gain/ (loss) on digital assets	$(16,210,578)	$208,051,280	$56,988,943	(44,177,028)
	$(13,186,005)	$5,905,183	$45,666,208	$(280,297,199)

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

12.	Realized and net change in unrealized gains and (losses) on ETP payables

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Realized gain/( loss) on ETPs	$42,580,969	$44,799,092	$65,101,709	$127,979,405
Unrealized gain/ (loss) on ETPs	(26,475,921)	(51,765,962)	(105,526,091)	147,301,815
	$16,105,048	$(6,966,869)	$(40,424,382)	$275,281,221

13.	Expenses by nature

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Management and consulting fees	$1,576,590	$1,924,238	$3,861,814	$5,418,247
Travel and promotion	218,322	530,640	457,938	2,036,323
Office and rent	247,180	65,447	1,099,834	747,728
Accounting and legal	1,177,471	2,403,802	1,548,065	3,495,910
Regulatory and transfer agent	27,193	(81,191)	151,041	34,812
	$3,246,755	$4,842,936	$7,118,691	$11,733,020

14.	Share Capital

a)	As at September 30, 2023 and December 31, 2022, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2021	211,102,552	$163,265,466
Private placement financings	7,736,865	1,384,009
Share issuance costs allocated to shares		(14,490)
Share issuance costs allocated to warrants		(1,587)
Shares issued for debt settlement	138,767	296,160
Warrants exercised	3,714,917	647,284
Grant date fair value on warrants exercised		136,447
Options exercised	500,000	45,000
Grant date fair value on options exercised	-	39,600
DSU exercised	4,377,500	3,561,550
Grant date fair value on DSU excercised		3,535,000
NCIB	(8,560,100)	(6,743,037)
Balance, December 31, 2022	219,010,501	$166,151,401
DSU exercised	500,000	107,500
Shares issued for debt settlement	13,697,095	1,449,102
Balance, September 30, 2023	233,207,596	$167,708,003

During the nine months ended September 30, 2023, the Company issued 13,697,095 common shares at an issue price of $0.11 per share to settle existing debt with consultants and management resulting in a loss on settlement of debt in the amount of $172,093. Officers of the Company received 4,377,139 common shares to settle $413,868 of outstanding payables.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

14.	Share Capital (continued)

c)	Normal Course Issuer Bid (“NCIB”)

On April 9, 2022, the Company extended its NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platform. The NCIB was originally launched on April 13, 2021 and was set to expire on April 8, 2022. Under the terms of the NCIB, the company may, if considered advisable, purchase its common shares in open-market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms not to exceed up to 10 per cent of the public float for the common shares as of April 8, 2022, or 20,359,513 common shares, purchased in aggregate. The price that the company will pay for the common shares shall be the prevailing market price at the time of purchase and all purchased common shares will be cancelled by the company. In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange as measured from November 8, 2021, to April 8, 2022. The NCIB will be extended until April 7, 2023, or to such earlier date as the NCIB is complete.

During the nine months ended September 30, 2023, the Company purchased and cancelled no shares (December 31, 2022 – purchased and cancelled 8,560,100 shares at an average price of $1.54).

15.	Share-based payments reserves

Stock options, DSUs and Warrants

	Options			DSU		Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of DSU	Value of DSU	Number of Warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2021	20,308,100	$1.27	$18,260,128	$8,625,000	$7,051,948	19,432,810	$0.20	$585,986	$25,898,062
Granted	5,300,000	1.02	7,274,617	6,500,000	8,614,838	4,055,926	0.04	171,926	16,061,381
Exercised	(500,000)	0.09	(39,600)	(2,000,000)	(7,096,550)	(3,714,917)	0.17	(136,447)	(7,272,597)
Expired / cancelled	(7,330,600)	0.50	(5,150,380)	(6,755,000)	(1,593,130)	(3,033,333)	0.01	(33,352)	(6,776,862)
December 31, 2022	17,777,500	$1.27	20,344,765	6,370,000	$6,977,106	16,740,486	$0.20	$588,113	$27,909,984
Granted	1,000,000	0.32	321,541	2,000,000	1,508,667	-	-	-	1,830,209
Exercised	-	-	-	(500,000)	(107,500)	-	-	-	(107,500)
Expired / cancelled	(2,697,500)	1.11	(4,050,502)	-	-	(12,684,560)	0.03	(423,261)	(4,473,763)
June 30, 2023	16,080,000	$1.25	$16,615,804	7,870,000	$8,378,273	4,055,926	$0.30	$164,852	$25,158,930

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

On July 13, 2023, the Company granted 1,000,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.115 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $105,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.1%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

The Company recorded $321,541 of share-based payments during the nine months ended September 30, 2023 (nine months ended September 30, 2022 - $8,522,126).

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

15.	Share-based payments reserves (continued)

The following share-based payment arrangements were in existence at September 30, 2023:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
510,000	510,000	16-Nov-20	16-Nov-25	$0.09	40,392	$0.09	138.70%	5	0%	0.46%
250,000	250,000	24-Feb-21	24-Feb-26$	$1.58	574,750	$2.55	147.00%	5	0%	0.73%
1,000,000	1,000,000	22-Mar-21	22-Mar-26	$1.58	1,906,500	$2.12	145.70%	5	0%	0.99%
2,170,000	2,170,000	09-Apr-21	09-Apr-26	$1.58	3,468,962	$1.78	145.20%	5	0%	0.95%
2,900,000	2,900,000	18-May-21	18-May-26	$1.22	3,263,080	$1.25	145.60%	5	0%	0.95%
1,000,000	1,000,000	18-May-21	18-May-26	$1.22	1,125,200	$1.25	145.60%	5	0%	0.95%
1,950,000	750,000	25-May-21	25-May-26	$1.11	1,944,540	$1.11	145.50%	5	0%	0.86%
1,150,000	1,150,000	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	143.70%	5	0%	0.84%
250,000	250,000	21-Sep-21	21-Sep-26	$1.70	380,375	$1.70	144.00%	5	0%	0.85%
250,000	250,000	13-Oct-21	13-Oct-26	$2.10	470,375	$2.10	144.00%	5	0%	1.27%
500,000	500,000	09-Nov-21	09-Nov-26	$3.92	1,758,050	$3.92	144.30%	5	0%	1.37%
250,000	250,000	31-Dec-21	31-Dec-26	$3.11	698,525	$3.11	145.00%	5	0%	1.25%
500,000	500,000	09-May-22	09-May-27	$2.00	591,950	$1.34	146.00%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	334,300	$0.75	146.80%	5	0%	2.70%
400,000	400,000	21-Jul-22	21-Jul-27	$0.80	195,640	$0.50	147.50%	5	0%	3.00%
500,000	375,000	17-Oct-22	17-Oct-27	$0.17	75,350	$0.17	149.50%	5	0%	3.60%
1,000,000	750,000	19-Oct-22	19-Oct-27	$0.17	150,800	$0.17	149.40%	5	0%	3.71%
1,000,000	-	13-Jul-23	13-Jul-28	$0.12	105,000	$0.12	149.10%	5	0%	3.71%
16,080,000	13,505,000				18,545,094

The weighted average remaining contractual life of the options exercisable at September 30, 2023 was 3.0 years (December 31, 2022 – 3.5 years).

Warrants

As at September 30, 2023, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,537,433	14-Nov-22	14-Nov-24	$0.30	153,355	$0.17	69.4%	2	0%	3.87%
Warrants	187,493	14-Nov-22	14-Nov-24	$0.30	6,975	$0.17	69.4%	2	0%	3.87%
Warrants	331,000	29-Nov-22	29-Nov-24	$0.30	13,183	$0.18	64.4%	2	0%	3.95%
Warrant issue costs					(8,661)
	4,055,926				164,852

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company adopted the DSUs plan. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On February 1, 2023 the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On February 1, 2023 the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest immediately.

On July 13, 2023, the Company granted 1,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $145,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

15.	Share-based payments reserves (continued)

The Company recorded $1,508,668 in share-based compensation during the nine months ended September 30, 2023 (nine months ended September 30, 2022 - $7,175,265).

16.	Financial instruments

Financial assets and financial liabilities as at September 30, 2023 and December 31, 2022 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2022
Cash	$4,906,165	$-	$4,906,165
Amounts receivable	67,102	-	67,102
Public investments	-	17,227	17,227
Private investments	-	43,505,269	43,505,269
USDC	-	1,586	1,586
Accounts payable and accrued liabilities	(5,822,379)	-	(5,822,379)
Loan payable	(52,821,600)	-	(52,821,600)
ETP holders payable	-	(105,740,627)	(105,740,627)

September 30, 2023
Cash	$2,144,478	$-	$2,144,478
Amounts receivable	6,125	-	6,125
Private investments	-	41,307,894	41,307,894
USDC	-	(1,022)	(1,022)
Accounts payable and accrued liabilities	(6,699,498)	-	(6,699,498)
Loan payable	(56,718,091)	-	(56,718,091)
ETP holders payable	-	(179,148,481)	(179,148,481)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Liquidity risk (continued)

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at September 30, 2023, the Company had current assets of $181,233,968 (December 31, 2022 - $112,137,312) to settle current liabilities of $242,566,070 (December 31, 2022 - $164,384,606).

The following table shows the Company’s source of liquidity by assets / (liabilities) as at September 30, 2023 and December 31, 2022

	December 31, 2022
	Total	Less than 1 year	1-3 years
Cash	$4,906,165	$4,906,165	$-
Amounts receivable	67,102	67,102	-
Public investments	17,227	17,227	-
Prepaid expenses	564,742	564,742	-
Digital assets	106,635,434	106,582,076	53,358
Private investments	43,505,269	-	43,505,269
Accounts payable and accrued liabilities	(5,822,379)	(5,822,379)	-
Loan payable	(52,821,600)	(52,821,600)	-
ETP holders payable	(105,740,627)	(105,740,627)	-
Lease liabilities	(1,709,911)	-	(1,709,911)
Total assets / (liabilities) - December 31, 2022	$(10,398,578)	$(52,247,294)	$41,848,716

	September 30, 2023
	Total	Less than 1 year	1-3 years
Cash	$2,144,478	$2,144,478	$-
Amounts receivable	6,125	6,125	-
Prepaid expenses	417,276	417,276	-
Digital assets	178,710,009	178,666,089	43,920
Private investments	41,307,894	-	41,307,894
Accounts payable and accrued liabilities	(6,699,498)	(6,699,498)	-
Loans payable	(56,718,091)	(56,718,091)	-
ETP holders payable	(179,148,481)	(179,148,481)	-
Total assets / (liabilities) - September 30, 2023	$(19,980,288)	$(61,332,102)	$41,351,814

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At September 30, 2023, two investments made up approximately 14.3% (December 31, 2022 – two investment of 8.2%) of the total assets of the Company.

For the nine months ended September 30, 2023, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $3.9 million, or $0.02 per share.

For the year ended December 31, 2022, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.0 million, or $0.02 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at September 30, 2023, a 1% change in interest rates could result in $21,445 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at September 30, 2023 and December 31, 2022, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	September 30, 2023
	United States Dollars	British Pound	Swiss Franc	European Euro
Cash	$2,112,509	$-	$-	$-
Receivables	7,691	-	-	-
Private investments	3,091,817	-	36,965,000	-
Prepaid investment	403,913	-	-	-
Digital assets	178,710,009	-	-	-
Accounts payable and accrued liabilities	(3,394,875)	(73,020)	(71,660)	(21,456)
Loan payable	(56,718,091)	-	-	-
ETP holders payable	(179,148,481)	-	-	-
Net assets (liabilities)	$(54,935,509)	$(73,020)	$36,893,340	$(21,456)

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

(c)	Currency risk (continued)

	December 31, 2022
	United States Dollars	British Pound	Swiss Franc	European Euro
Cash	$4,742,001	$-	$-	$-
Receivables	67,103	-	-	-
Private investments	6,852,769	-	36,652,500	-
Prepaid investment	551,379	-	-	-
Digital assets	106,635,434	-	-	136,189
Accounts payable and accrued liabilities	(2,649,621)	(72,189)	(23,685)	(21,687)
Loan payable	(52,821,600)
ETP holders payable	(105,740,627)	-	-	-
Net assets (liabilities)	$(42,363,163)	$(72,189)	$36,628,815	$114,502

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of September 30, 2023 would result in an estimated increase (decrease) in net income of approximately $1,806,500 (December 31, 2022 - $562,800).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2022 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at September 30, 2023 and December 31, 2022.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$-	$-	$-	$-
Privately traded invesments	-	-	41,307,894	41,307,894
Digital assets	-	(1,022)	-	(1,022)
September 30, 2023	$-	$(1,022)	$41,307,894	$41,306,872
Publicly traded investments	$17,227	$-	$-	$17,227
Privately traded invesments	-	-	43,505,269	43,505,269
Digital assets	-	1,586	-	1,586
December 31, 2022	$17,227	$1,586	$43,505,269	$43,524,082

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended September 30, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss

Investments, fair value for the period ended	September 30, 2023	December 31, 2022
Balance, beginning of period	$1,586	$4,063
Disposal	(2,608)	(2,477)
Balance, end of period	$(1,022)	$1,586

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Fair value of financial instruments (continued)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended September 30, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	September 30, 2023	December 31, 2022
Balance, beginning of period	$43,505,269	$10,257,760
Purchases	-	34,498,750
Unrealized gain/(loss) net	(2,197,375)	(1,251,241)
Balance, end of period	$41,307,894	$43,505,269

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2023 and December 31, 2022.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$1,251,077	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,185,914	Recent financing	Marketability of shares	0% discount
Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	676,067	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	36,965,000	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	189,275	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	40,560	Recent financing	Marketability of shares	0% discount
September 30, 2023	$41,307,894
3iQ Corp.	$3,740,473	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,189,794	Recent financing	Marketability of shares	0% discount
Earnity	14,991	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	677,268	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	36,652,500	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	189,611	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	40,632	Recent financing	Marketability of shares	0% discount
December 31, 2022	$43,505,269

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Fair value of financial instruments (continued)

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at September 30, 2023, the valuation of 3iQ was based on the recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2023. As at September 30, 2023, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $125,108 (December 31, 2022 - $374,047) change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non-arms length party of the Company. As at September 30, 2023, the valuation of BPC was based on the August 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2023. As at September 30, 2023, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $218,591 (December 31, 2022 - $218,979) change in the carrying amount.

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Earnity (see Note 3). As at September 30, 2023, the valuation of Earnity was determined to be nil based on Earnity ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at September 30, 2023 a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $nil (December 31, 2022 - $1,499) change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at September 30, 2023, the valuation of LTC was based on the December 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2023. As at September 30, 2023. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $67,607 (December 31, 2022 - $67,727) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $3,420,000. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at September 30, 2023, the valuation of SDK:Meta LLC was $nil (December 31, 2022 - $nil). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at September 30, 2023, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- 0 (December 31, 2022 - $0) change in the carrying amount.

SEBA Bank AG (“SEBA”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of SEBA. As at September 30, 2023, the valuation of SEBA was based on the 2022 secondary trades which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2023. As at September 30, 2023, a +/- 10% change in the fair value of SEBA will result in a corresponding +/- $3,696,500 (December 31, 2022 +/- $3,665,250) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at September 30, 2023, the valuation of STL was based on the October 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2023. As at September 30, 2023, a +/- 10% change in the fair value of STL will result in a corresponding +/- $18,928 (December 31, 2022 - $18,961) change in the carrying amount.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Financial instruments (continued)

Fair value of financial instruments (continued)

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at September 30, 2023, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2023. As at September 30, 2023. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $4,056 (December 31, 2022 - $4,063) change in the carrying amount.

17.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Digital asset risk (continued)

(c)	Digital currency risk factors: Political, regulatory risk in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

18.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the nine months ended September 30, 2023.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

19.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
DeFi Capital Inc.	100
DeFi Holdings (Bermuda) Ltd.	100
Electrum Streaming Inc.	100
Valour Inc. (Cayman)	100
DeFi Europe AG	100
Crypto 21 AB	100
Valour Management Limited	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2023 and 2022 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Short-term benefits	$161,664	$435,545	$694,232	$1,456,867
Shared-based payments	67,498	2,701,002	264,829	4,055,390
	$229,162	$3,136,547	$959,061	$5,512,257

As at September 30, 2023, the Company had $358,150 (December 31, 2022 - $296,084) owing to its current key management, and $356,340 (December 31, 2022 - $356,340) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

c)	During the nine months ended September 30, 2023 and 2022, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
2227929 Ontario Inc.	$30,000	$30,000	$90,000	$90,000
	$30,000	$30,000	$90,000	$90,000

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at September 30, 2023 the Company had a payable balance of $158,200 (December 31, 2022 - $90,400) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

19.	Related party disclosures (continued)

The Company incurred $102,546 (2022 - $28,582) in legal fees to a firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities were legal expenses of $137,304 (December 31, 2022 – $34,759) incurred in the ordinary course of business at a law firm where a director of the company is a Partner.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($73,020) (December 31, 2022 - $72,189) expenses owed to Vik Pathak, a former director and officer of the Company.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2023 and December 31, 2022.

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,185,914
SEBA Bank AG*	Former Director (Olivier Roussy Newton) of investee	36,965,000
Total investment - September 30, 2023		$39,150,914

*	Private companies

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,189,794
SEBA Bank AG	Director (Olivier Roussy Newton) of investee	36,652,500
Total investment - December 31, 2022		$38,842,294

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at September 30, 2023,

During the nine months ended September 30, 2023, Officers of the Company received 4,377,139 common shares to settle

$413,868 of outstanding payables.

During the nine months ended September 30, 2023, the Company also issued 2,724,941 common shares of the Company to former key management at an issue price of $0.11 per share to settle existing debt of $231,620 resulting in a loss on settlement of debt in the amount of $68,124.

Valour Inc. holds 4,000,000 common shares of the Company.

20.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,097,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $908,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

20.	Commitments and contingencies (continued)

In November 2021, the Company received a notice of application from two individuals (the “Plaintiffs”) seeking the enforceability of certain incentive stock option agreements between the respective individual and the Company and an additional $500,000 in punitive damages per individual. On November 8, 2022, the Superior Court of Justice (the “Superior Court”) issued a ruling that the incentive stock option agreement between the respective individual and Company was enforceable. The Superior Court ruled against any punitive damages. In September 2023, the Court of Appeal for Ontario dismissed the Company’s appeal of the Superior Court ruling and upheld the Superior Court’s ruling. The Company has fully accrued the judgment amount owing to the Plaintiffs.

21.	Operating segments

Geographical information

The Company operates in Canada where its head office is located and in Bermuda and Cayman Islands where its operating business are located. Cayman Islands operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. Bermuda operates the Company’s Venture portfolio and node business lines. Information about the Company’s assets by geographical location is detailed below.

September 30, 2023	Canada	Bermuda	Cayman Islands	Total
Cash	32,081	-	2,112,397	2,144,478
Amounts receivable	8,434	-	(2,309)	6,125
Public investments	-	-	-	-
Prepaid expenses	131,965	3,097	282,214	417,276
Digital Assets	-	75,718	178,634,291	178,710,009
Property, plant and equipment	-	7,690	3,227	10,917
Other non-current assets	90,780,747	40,560	1,251,077	92,072,384
Total assets	90,953,227	127,065	182,280,897	273,361,189

December 31, 2022	Canada	Bermuda	Cayman Islands	Total
Cash	261,992	-	4,644,173	4,906,165
Amounts receivable	4,155	-	62,947	67,102
Public investments	-	-	17,228	17,228
Prepaid expenses	136,189	2,784	425,769	564,742
Digital Assets	-	144,246	106,491,188	106,635,434
Property, plant and equipment	-	15,543	5,080	20,623
Other non-current assets	92,017,379	40,632	5,657,647	97,715,658
Total assets	92,419,715	203,205	117,304,032	209,926,952

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

21.	Operating segments

Information about the Company’s revenues and expenses by subsidiary are detailed below:

For the nine months ended September 30, 2023	DeFi	DeFi Bermuda	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	-	(19,184)	45,685,392	45,666,208
Realized and net change in unrealized gains and (losses on ETP payables	-	-	(40,424,382)	(40,424,382)
Realized (loss) of derivative asset	-	-	-	-
Staking and lending income	-	162	2,083,184	2,083,346
Management fees	-	-	703,538	703,538
Node revenue	-	8,256	-	8,256
Realized (loss) on investments, net	-	-	(4,683)	(4,683)
Unrealized (loss) on investments, net	292,092	-	(2,470,336)	(2,178,244)
Interest income	809	-	-	809
Total revenue	292,901	(10,766)	5,572,713	5,854,848
Expenses
Operating, general and administration	2,434,496	30,321	4,653,874	7,118,691
Share based payments	1,830,209	-	-	1,830,209
Depreciation – property plant and equipment	-	7,852	1,856	9,709
Amortization - intangibles	1,528,725	-	-	1,528,725
Finance costs		-	2,644,105	2,644,105
Transaction costs	-	-	484,619	484,619
Foreign exchange (gain) loss	(13,346)	-	8,293,829	8,280,483
Impairment loss	-	-	-	-
Income (loss before other item	(5,487,183)	(48,939)	(10,505,570)	(16,041,693)
Loss on settlement of debt	(172,093)			(172,093)
Income (loss) before other item	(5,659,276)	(48,939)	(10,505,570)	(16,213,786)
Other comprehensive loss
Foreign currency translation (loss) gain	-	(399)	(102,442)	(102,841)
Net (loss) income and comprehensive (loss) income for the period	(5,659,276)	(49,338)	(10,608,012)	(16,316,627)

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

21.	Operating segments (continued)

For the nine months ended September 30, 2022	Valour Inc. (Canada)	DeFi Bermuda	Valour Inc. (Cayman Islands)	Total
Realized and net change in unrealized gains and (losses) on digital assets	-	(2,932,931)	(277,364,268)	(280,297,199)
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	275,281,221	275,281,221
Realized (loss) of derivative asset	-	(419,791)	-	(419,791)
Staking and lending income	-	5,114	4,057,852	4,062,966
Management fees	-	-	1,232,302	1,232,302
Node revenue	-	333,847	-	333,847
Realized (loss) on investments, net	(12,077)	-	-	(12,077)
Unrealized (loss) on investments, net	(2,683,242)	-	(655,252)	(3,338,494)
Interest income	2,442	-	51,851	54,293
Total revenue	(2,692,877)	(3,013,761)	2,603,706	(3,102,932)
Expenses
Operating, general and administration	8,038,225	31,101	3,663,694	11,733,020
Share based payments	15,697,391	-	-	15,697,391
Depreciation - property, plant and equipment	-	7,852	1,861	9,713
Depreciation - right of use assets	-	-	21,324	21,324
Amortization - intangibles	1,767,868	-	-	1,767,868
Finance costs		-	3,088,692	3,088,692
Transaction costs	140,886	-	784,783	925,669
Foreign exchange (gain) loss	167,953	-	(457,061)	(289,108)
Total expenses	25,812,323	38,953	7,103,293	32,954,569
(Loss) income before other item	(28,505,200)	(3,052,714)	(4,499,588)	(36,057,501)
Other comprehensive loss
Foreign currency translation (loss) gain	(1,780)	44,125	(4,418,359)	(4,376,014)
Net (loss) income and comprehensive (loss) income for the period	(28,506,979)	(3,008,589)	(8,917,947)	(40,433,515)

22.	Subsequent event

On October 31, 2023, the Company’s subsidiary, Valour Inc., completed a non-brokered private placement financing of unsecured convertible notes for gross proceeds of $3 million. The notes issued in connection with the offering accrue interest at a rate of 8 per cent per annum will mature on October 31, 2025. Upon the occurrence of certain trigger events, the principal amount of notes and all accrued interest may be convertible, at the option of the holder, into (a) common shares in the capital of the Company at a price of $0.10 per conversion share and (b) an equal number of common share purchase warrants of the company entitling the holder to acquire one common share at a price of $0.20 for a period of five years from the date of issuance. Upon the conversion, the Company will subscribe for such additional equity of Valour equal to the principal amount of notes and accrued interest converted pursuant to the conversion.